EXHIBIT 2


                  Contact:    Steven Bruce
                              The Abernathy MacGregor Group Inc.
                              212-371-5999


THOMAS RATTIGAN NAMES TEAM OF ADVISORS TO SUPPORT BID TO UNSEAT
                RJR NABISCO BOARD OF DIRECTORS

NEW YORK, N.Y., FEBRUARY 3, 1997 -- Thomas Rattigan today named a team of advisors, supporting the launch of his efforts to elect a new board of directors at RJR Nabisco this spring.

The advisors are Donaldson Lufkin & Jenrette; Kaye, Scholer, Fierman, Hays & Handler, LLP and Gordon Altman Butowsky Weitzen Shalov & Wein will provide outside legal counsel; Georgeson & Co., which will solicit proxies; and The Abernathy MacGregor Group Inc., which will provide financial public relations and investor relations counsel.

"As we prepare to file our proxy, it was important that we have a first-class team of advisors to counsel us on the numerous issues that will arise in our plan to unseat the RJR Board of Directors," said Thomas Rattigan, who heads the slate of independent directors being nominated to RJR's board.

"We are on schedule with every element of our solicitation plan. We believe that the shareholders of RJR will find our approach to accomplishing the long promised spin-off of Nabisco the most likely to succeed in a timely manner. It will also unlock the true value of RJR's underperforming stock," Mr. Rattigan concluded.

Carl Icahn, RJR's largest individual shareholder said "I am very pleased that Tom has put together this extremely competent advisory team as well as an outstanding group of individual directors to be nominated to RJR's board."

"Barnburner" turns into false alarm

Commenting on RJR's year-end earnings report and in contrast to Philip Morris, Mr. Rattigan said, "Despite Mr. Goldstone's prediction of a "barnburner," the market saw through his smoke screen and declared it a false alarm. RJR's operating income has been in a downward spiral dropping 4% in 1996 and over 23% since 1991. Philip Morris continues to dominate the cigarette unit growth between the two companies and has realized almost 90% of that growth since 1991 as RJR's competitive share continues to erode versus Philip Morris.

"After his many years of association with RJR and in his second year as CEO, Mr. Goldstone remains unable to reverse the continuing erosion in RJR's operating income and a declining share of market versus his primary competitor, " Mr. Rattigan concluded.

Certain Additional Information

          The participants in the solicitation of proxies are Carl C. Icahn ("Icahn"), High River Limited Partnership ("High River"), Riverdale LLC ("Riverdale"), Barberry Corp., ("Barberry"), Meadow Walk Limited Partnership ("Meadow Walk"), American Real Estate Holdings, L.P. ("AREH"), American Real Estate Partners, L.P. ("AREP"), American Property Investors ("API"), Icahn & Co., Inc. ("Icahn & Co."), Thomas Rattigan ("Rattigan"), Dewitt Bowman ("Bowman"), Ivan Burns ("Burns"), Seymour Fliegel ("Fliegel"), Paul Gibson ("Gibson"), Keith Gollust ("Gollust"), Robert Lawler ("Lawler"), Carlos Resendez ("Resendez"), Robert Slater ("Later"), Jack Wasserman ("Wasserman"), Harold First ("First") and Miles Bender ("Bender").

          High River is the direct beneficial owner of 13, 964,300 shares ("Shares") of RJR Nabisco Holdings Corp. ("RJR") common stock. Riverdale is the indirect beneficial owner of 13, 964,300 Shares. Barberry is the direct beneficial owner of 140,000 Shares and the indirect beneficial owner of 2,703,800 Shares. Meadow Walk is the direct beneficial owner of 2,703,800 Shares. AREH is the direct beneficial owner of 3,121,700 Shares. Both AREP and API are indirect beneficial owners of 3,121,700
Shares.   Icahn & Co. is the record owner of 500 Shares.  Burns
beneficially owns 1000 Shares. Fliegel beneficially owns 80 Shares. Wasserman beneficially owns 600 Shares. Rattigan beneficially owns 1000 Shares.

          Riverdale, the general partner of High River, is over 99 percent owned by Icahn. Barberry, the sole general partner of Meadow Walk, is wholly owned by Icahn. American Property Investors, the general partner of both AREH and AREP, is wholly owned by Icahn. As such, Icahn may be deemed to be the indirect beneficial owner of 19,929,800 Shares.

          In connection with Rattigan's provision of consulting services to High River regarding the proxy solicitation, he will receive $333,333.33 per month for a period of six (6) months commencing November 1, 1996, and additional compensation, should he remain a consultant to High River after the expiration of six months. In addition, High River has agreed to pay Bowman, Burns, Fliegel, Gibson, Gollust, Lawler, Resendez, Slater and Wasserman (the "Nominees") the sum of $25,000 for acting as Nominees. Such Nominees will receive an additional $25,000 payment if not elected to the Board of Directors of RJR. In addition, High River has agreed to pay Bender and First (the "Alternate Nominees") the sum of $10,000 for acting in the capacity of Alternate Nominees, an additional $15,000 in the event that they become Nominees as well as $25,000 if, as Nominees, they are not elected to the Board of Directors of RJR.